Prospectus supplement filed pursuant to Rule 424(b)(3)

Registration No. 333-124512

PROSPECTUS SUPPLEMENT

This is a supplement, dated October 27, 2006, to the prospectus that forms a part of the Form S-1 Registration Statement (No. 333-124512) filed on May 2, 2005 by The Dress Barn, Inc. This supplement supersedes and replaces the section entitled “Selling Securityholders” contained in the prospectus, and supersedes and replaces the supplement, dated January 27, 2006, to the prospectus. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus.

We originally issued the notes to which this supplement relates on December 15, 2004 in a private placement to the several initial purchasers represented by Banc of America Securities LLC and J.P. Morgan Securities Inc. The notes were resold by the initial purchasers to qualified institutional buyers, as defined in Rule 144A under the Securities Act of 1933 in transactions exempt from registration under the Securities Act. The notes and the shares of Dress Barn’s common stock issuable upon the conversion of the notes that may be offered pursuant to the prospectus and this supplement are being offered by the selling securityholders, which includes their transferees, distributees, pledgees or donees or their successors.

The following table sets forth information with respect to the selling securityholders and the principal amount of notes beneficially owned by each selling securityholder that may be offered pursuant to the prospectus and this supplement. The information contained in this supplement is based on information provided by or on behalf of the selling securityholders on or prior to October 26, 2006. The selling securityholders may offer all, some or none of the notes or the common stock into which the notes are convertible. Because the selling securityholders may offer all or some portion of the notes or common stock, we cannot estimate the amount of the notes or common stock that will be held by the selling securityholders after any of these sales. The percentage of notes beneficially owned by each selling securityholder is based on $115.0 million aggregate principal amount of notes outstanding.

The number of shares of common stock issuable upon conversion of the notes shown in the table below assumes conversion of the full amount of notes held by each selling securityholder at the conversion rate of 95.1430 shares of common stock per $1,000 principal amount of notes and a cash payment in lieu of any fractional shares. The number of shares of common stock issuable upon conversion of the notes shown in the table below also assumes that we would satisfy our conversion obligation entirely with common stock. However, pursuant to the terms of the indenture, we will satisfy in cash our conversion obligation with respect to the principal amount of the notes to be converted, with any remaining amount to be satisfied in shares of our common stock, as described in the prospectus under “Description of Notes - Conversion Rights - Payment Upon Conversion.” This conversion price is subject to adjustment in certain events. Accordingly, the number of shares of common stock issuable upon conversion may increase or decrease from time to time. To our knowledge, no selling securityholder named in the table below beneficially owns one percent or more of our common stock, based on 61,790,471 shares of common stock outstanding on October 16, 2006. Information concerning other selling securityholders will be set forth in subsequent prospectus supplements or, if appropriate, post-effective amendments to the registration statement of which the prospectus and this supplement are a part, from time to time, if required. Except as otherwise noted in the footnotes to the table below, the number of shares of common stock owned by the selling securityholders or any future transfers from any such holder assumes that they do not beneficially own any common stock other than common stock into which the notes are convertible.

Selling Securityholder	Principal Amount of Notes Beneficially Owned and Offered Hereby (1)	Percentage of Notes Outstanding	Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Common Stock that May Be Sold

Amaranth LLC (2)	$2,500,000	2.17%	237,857	237,857
Argent Classic Convertible Arbitrage Fund L.P. (3)	$920,000	*	87,531	87,531
Argent Classic Convertible Arbitrage Fund II, L.P. (3)	$180,000	*	17,125	17,125
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(4)	$2,930,000	2.55%	278,768	278,768
Banc of America Securities LLC (5)	$9,986,000	8.68%	950,097	950,097
BNP Paribas Equity Strategies, SNC (6)	$8,100,000	7.04%	770,658	770,658
B.P. Amoco PLC Master Trust (7)	$523,000	*	49,759	49,759
CALAMOS® Market Neutral Fund - CALAMOS® Investment Trust (8)	$4,950,000	4.30%	470,957	470,957
CBARB, a segregated account of Geode Capital Master Fund, Ltd. (9)	$1,400,000	1.22%	133,200	133,200
Celebrity IAM Ltd. (10)	$950,000	*	90,385	90,385
CNH CA Master Account, L.P. (11)	$2,100,000	1.83%	199,800	199,800
Consulting Group Capital Markets Fund (7)	$131,000	*	12,463	12,463
Consulting Group Capital Markets Funds (8)	$650,000	*	61,842	61,842
CooperNeff Convertible Strategies (Cayman) Master Fund, LP (6)	$2,970,000	2.58%	282,574	282,574
DBAG London (12)	$2,000,000	1.74%	190,286	190,286
Descartes Offshore Ltd. (10)	$3,300,000	2.87%	313,971	313,971
Descartes Partners L.P. (13)	$3,100,000	2.70%	294,943	294,943
DKR SoundShore Strategic Holding Fund Ltd. (14)	$1,000,000	*	95,143	95,143
Family Service Life Insurance Co. (15)	$100,000	*	9,514	9,514
Froley Revy Convertible Arbitrage Offshore (16)	$500,000	*	47,571	47,571
FrontPoint Convertible Arbitrage Fund, L.P. (17)	$3,500,000	3.04%	333,000	333,000
Grace Convertible Arbitrage Fund, Ltd. (18)	$6,500,000	5.65%	618,429	618,429
Guardian Life Insurance Co. (15)	$6,500,000	5.65%	618,429	618,429
Guardian Pension Trust (15)	$400,000	*	38,057	38,057
Guggenheim Portfolio Company XXXI, LLC (19)	$250,000	*	23,785	23,785

Hotel Union & Hotel Industry of Hawaii Pension Plan (7)	$89,000	*	8,467	8,467
JMG Triton Offshore Fund, Ltd. (20)	$600,000	*	57,085	57,085
J.P. Morgan Securities Inc. (21)	$2,514,000	2.19%	239,189	239,189
KDC Convertible Arb Fund L.P. (22)	$1,000,000	*	95,143	95,143
Lyxor/Convertible Arbitrage Fund Limited (6)	$1,350,000	1.17%	128,443	128,443
MSS Convertible Arbitrage 2 (3)	$30,000	*	2,854	2,854
Newport Alternative Income Fund (23)	$1,300,000	1.13%	123,685	123,685
Pebble Limited Partnership (23)	$1,100,000	*	104,657	104,657
Piper Jaffray & Co. (24)	$1,000,000	*	95,143	95,143
Polaris Vega Fund L.P. (25)	$5,675,000	4.93%	539,936	539,936
Putnam Convertible Income-Growth Trust (26)	$5,100,000	4.43%	485,229	485,229
Royal Bank of Canada (27)	$3,500,000	3.04%	333,000	333,000
Salomon Brothers Asset Management, Inc. (28)	$6,450,000	5.61%	613,672	613,672
Silvercreek II Limited (23)	$3,725,000	3.24%	354,407	354,407
Silvercreek Limited Partnership (23)	$4,375,000	3.80%	416,250	416,250
Singlehedge US Convertible Arbitrage Fund (6)	$1,185,000	1.03%	112,744	112,744
SOCS, Ltd. (29)	$4,000,000	3.48%	380,572	380,572
Sphinx Convertible Arb Fund SPC (7)	$377,000	*	35,868	35,868
SSI Hedged Convertible Market Neutral L.P. (7)	$268,000	*	25,498	25,498
Sterling Invest Co (16)	$750,000	*	71,357	71,357
Sturgeon Limited (30)	$1,395,000	1.21%	132,724	132,724
Sunrise Partners Limited Partnership (31)	$4,675,000	4.07%	444,793	444,793
The City of Southfield Fire & Police Retirement System (7)	$40,000	*	3,805	3,805
The Estate of James Campbell CH (7)	$61,000	*	5,803	5,803
The Estate of James Campbell EST2 (7)	$493,000	*	46,905	46,905
Tugar Capital, L.P. (32)	$3,000,000	2.61%	285,429	285,429
Viacom Inc. Pension Plan Master Trust (7)	$18,000	*	1,712	1,712
Wachovia Securities International Ltd. (33)	$5,000,000	4.35%	475,715	475,715
Xavex Convertible Arbitrage 10 Fund (3)	$580,000	*	55,182	55,182

* Represents less than 1%.

(1)
Since the date on which we were provided with the information regarding a selling securityholder’s ownership of notes, a selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its notes, or acquired additional notes. Accordingly, the information provided here for any particular securityholder may understate or overstate, as the case may be, such securityholder’s current ownership. The aggregate principal amount of notes outstanding as of the date of this supplement is $115.0 million, which is the aggregate principal amount of notes registered pursuant to the registration statement of which the prospectus and this supplement are a part.

(2)
Amaranth Advisors L.L.C., the trading advisor for Amaranth LLC, exercises dispositive power with respect to these securities held by this selling securityholder, and voting and/or dispositive power with respect to the common stock underlying these securities. Amaranth Advisors L.L.C. has designated authorized signatories who will sign on behalf of Amaranth LLC. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.

(3)	Nathanial Brown and Robert Richardson, managing directors of Argent Management Company, LLC, have voting and dispositive power over these securities held by this selling securityholder.

(4)	Henry J. Cox, on behalf of Argent Financial Group (Bermuda) Ltd., has sole voting and dispositive power over these securities held by this selling securityholder.

(5)
Bank of America Corporation has sole voting and dispositive power over these securities held by this selling securityholder. This selling securityholder was an initial purchaser of the notes and acted as co-joint book running manager for us in connection with the original sale of the notes pursuant to Rule 144A under the Securities Act.

(6)	Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc., has sole voting and dispositive power over these securities held by this selling securityholder.

(7)	John Gottfurcht, George Douglas and Amy Jo Gottfurcht have voting and dispositive power over these securities held by this selling securityholder.

(8)	Nick Calamos has sole voting and dispositive power over these securities held by this selling securityholder.

(9)	Phil Dumas has sole voting and dispositive power over these securities held by this selling securityholder.

(10)	Descartes Capital LLC, the investment advisor to this selling securityholder, has sole voting and dispositive power over these securities held by this selling securityholder.

(11)
CNH Partners, LLC, the investment advisor to this selling securityholder, has sole voting and dispositive power over these securities held by this selling securityholder. The investment principals for CNH Partners, LLC are Robert Krail, Mark Mitchell and Todd Pulvino.

(12)	Patrick Corrigan, a director at this selling securityholder, has shared voting and dispositive power over these securities held by this selling securityholder.

(13)	Descartes Capital LLC, the general partner of this selling securityholder, has sole voting and dispositive power over these securities held by this selling securityholder.

(14)
DKR Capital Partners L.P., or DKR LP, is a registered investment adviser with the SEC and, as such, is the investment manager to DKR SoundShore Strategic Holding Fund Ltd., or the DKR Fund. DKR LP has retained certain portfolio managers to act as the portfolio manager to the DKR Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over these securities held by this selling securityholder. For the securities registered under the registration statement of which this prospectus is a part, Manan Rawal has trading authority over the DKR Fund.

(15)	John Murphy, the managing director of Guardian Life Insurance Co. of America, has sole voting and dispositive power over these securities held by this selling securityholder.

(16)	Ann Houlihan has sole voting and dispositive power over these securities held by this selling securityholder.

(17)
FrontPoint Convertible Arbitrage Fund GP, LLC is the general partner of FrontPoint Convertible Arbitrage Fund, L.P. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP, LLC and, as such, has voting and dispositive power over these securities held by this selling securityholder. Philip Duff, W. Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Each of Messrs. Duff, Caffray and Ghaffari and FrontPoint Partners LLC and FrontPoint Convertible Arbitrage Fund GP, LLC disclaims beneficial ownership of these securities held by the selling securityholder except for their pecuniary interest therein.

(18)	Bradford Whitmore and Michael Brailov have voting and dispositive power over these securities held by this selling securityholder.

(19)	Andrew Redleaf has voting and dispositive power over these securities held by this selling securityholder.

(20)
JMG Triton Offshore Fund, Ltd., or the JMG Fund, is an international business company under the laws of the British Virgin Islands. The JMG Fund’s investment manager is Pacific Assets Management LLC, a Delaware limited liability company, or the Manager. The Manager is an investment adviser registered with the SEC and has voting and dispositive power over the JMG Fund’s investments, including these securities. The equity interests of the Manager are owned by Pacific Capital Management, Inc., a Delaware corporation, or Pacific, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Roger Richter, Jonathan M. Glaser and Daniel A. David, and Messrs. Glaser and Richter have sole investment discretion over the JMG Fund’s portfolio holdings.

(21)
Ryan Flynn, on behalf of J.P. Morgan Securities Inc., has sole voting and dispositive power over these securities held by this selling securityholder. In addition, this selling securityholder currently holds 20,995 shares of our common stock. This selling securityholder was an initial purchaser of the notes and acted as co-joint book running manager for us in connection with the original sale of the notes pursuant to Rule 144A under the Securities Act.

(22)	George Kellner has sole voting and dispositive power over these securities held by this selling securityholder.

(23)	Louise Morwick and Bryn Joynt have voting and dispositive power over these securities held by this selling securityholder.

(24)	Piper Jaffray & Co. has sole voting and dispositive power over these securities held by this selling securityholder.

(25)	Gregory R. Levinson has voting and dispositive power over these securities held by this selling securityholder.

(26)	This selling securityholder is managed by Putnam Investment Management, LLC, which, through a series of holding companies, is owned by Marsh & McLennan Companies, Inc., which is publicly owned.

(27)	Jeffrey D. Eichenberg, managing director of RBC Capital Markets Corporation, has voting and dispositive power over these securities held by this selling securityholder.

(28)	Citigroup, Inc. has sole voting and dispositive power over these securities held by this selling securityholder.

(29)
The management committee of Stanfield Capital Partners LLC, comprised of Dan Baldwin, Steve Alfieri, Kevin Murphy, Chris Jansen, Sarah Street and Chris Greetham, has sole voting and dispositive power over these securities held by this selling securityholder. Each member of the management committee disclaims beneficial ownership of the securities held by this selling securityholder.

(30)
CooperNeff Advisors, Inc., has sole investment control and shared voting control over these securities held by this selling securityholder. Christian Menestrier is the chief executive officer of CooperNeff Advisors, Inc.

(31)	S. Donald Sussman has sole voting and dispositive power over these securities held by this selling securityholder.

(32)
Tugar Capital Management, L.P., one of the general partners of this selling securityholder, has sole voting and dispositive power over these securities held by this selling securityholder. Tugar Holdings, LLC, of which Kenneth L. Tananbaum is the sole member, is the general partner of Tugar Capital Management, L.P.

(33)	Steve Jones has sole voting and dispositive power over these securities held by this selling securityholder.